UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Guaranty Bancorp

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

40075T 102

(CUSIP Number)

John M. Eggemeyer, III

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

With a copy to:

William R. Moody

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,644,963 (1)

	8.	Shared Voting Power 2,644,963 (1)

	9.	Sole Dispositive Power 2,644,963

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,963 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)   An aggregate of 16,063,806 shares of Common Stock (as defined in this Amendment) are subject to a voting agreement, dated as of May 6, 2009, by and among Castle Creek Capital Partners III, L.P., John Eggemeyer, Eggemeyer Family Trust, certain other stockholders of the Company (as defined in this Amendment) listed on Exhibit A thereto and each of Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Relational Investors Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. (the “Voting Agreement”). 3,073,583 shares of Common Stock beneficially owned by the Reporting Persons are subject to the Voting Agreement (the “Reporting Person Shares”).  This Amendment shall not be construed as an admission by the Reporting Persons that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,644,963 (1)(2)

	8.	Shared Voting Power 2,644,963 (2)

	9.	Sole Dispositive Power 2,644,963 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,963 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Solely in its capacity as sole general partner of Castle Creek Capital Partners III, LP (“Fund III”).

Castle Creek Capital III LLC disclaims beneficial ownership of the Common Stock beneficially owned by Fund III except to the extent of its economic interest in Fund III.

(2)

An aggregate of 16,063,806 shares of Common Stock are subject to the Voting Agreement, of which 3,073,583 shares of Common Stock are Reporting Person Shares.  This Amendment shall not be construed as an admission by the Reporting Persons that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eggemeyer Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,644,963 (1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,644,963 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,963 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)

In its capacity as a controlling member of Castle Creek Capital III LLC (“CCC III”), the sole general partner of Castle Creek Capital Partners III, LP. Control of CCC III is shared with the other controlling member, Ruh Capital LLC.

Eggemeyer Capital LLC disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of its economic interest in CCC III.

(2)

An aggregate of 16,063,806 shares of Common Stock are subject to the Voting Agreement, of which 3,073,583 shares of Common Stock are Reporting Person Shares.  This Amendment shall not be construed as an admission by the Reporting Persons that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Eggemeyer, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 628,620 (1)(3)

	8.	Shared Voting Power 2,644,963 (2)(3)

	9.	Sole Dispositive Power 428,620 (1)

	10.	Shared Dispositive Power 2,644,963 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,273,583 (1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)

Consists of 76,120 shares of Common Stock owned by Mr. Eggemeyer and 352,500 shares of Common Stock owned by the Eggemeyer Family Trust for which Mr. Eggemeyer is the sole trustee, and 200,000 restricted shares of Common Stock which will vest upon fulfillment of certain conditions. The shares of Common Stock attributed to Mr. Eggemeyer do not include 13,211 shares of Common Stock deemed to be owned by Mr. Eggemeyer through the Issuer’s deferred compensation plan, over which Mr. Eggemeyer does not have any voting or investment power.

(2)

Consists of 2,644,963 shares of Common Stock held by Castle Creek Capital Partners III, LP, which shares are controlled by Castle Creek Capital III LLC (“CCC III”) as its sole general partner, and which in turn is controlled by Eggemeyer Capital LLC (“E-Cap”) as a controlling member, and of which Mr. Eggemeyer is the controlling member and President.  Mr. Eggemeyer is the President of CCC III.  Power is shared with William J. Ruh as Executive Vice President of Castle Creek Capital III LLC and as controlling member and President of one of its controlling members.

Mr. Eggemeyer disclaims beneficial ownership of Common Stock beneficially owned by CCC III except to the extent of his interest in the assets of E-Cap and, in turn, its interest in CCC III.

(3)

An aggregate of 16,063,806 shares of Common Stock are subject to the Voting Agreement, of which 3,073,583 shares of Common Stock are Reporting Person Shares.  This Amendment shall not be construed as an admission by the Reporting Persons that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruh Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,644,963 (1)(3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,644,963 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,963 (1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Power is exercised through controlling member and President William J. Ruh

(2)

In its capacity as a controlling member of Castle Creek Capital III LLC (“CCC III”), the sole general partner of Castle Creek Capital Partners III, LP. Control of CCC III is shared with the other controlling member, Eggemeyer Capital LLC.

Ruh Capital LLC disclaims beneficial ownership of Common Stock beneficially owned by CCC III except to the extent of its interest in CCC III.

(3)

An aggregate of 16,063,806 shares of Common Stock are subject to the Voting Agreement, of which 3,073,583 shares of Common Stock are Reporting Person Shares.  This Amendment shall not be construed as an admission by the Reporting Persons that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William J. Ruh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 178,610 (1)

	8.	Shared Voting Power 2,644,963 (2)(3)

	9.	Sole Dispositive Power 178,610 (1)

	10.	Shared Dispositive Power 2,644,963 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,823,573 (1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person (See Instructions)

(1)	Consists of 128,610 shares of Common Stock owned by the WJR Trust and 50,000 shares of Common Stock owned by the Ruh Family Trust, for both of which Mr. Ruh is the sole trustee.

(2)

Consists of 2,644,963 shares of Common Stock held by Castle Creek Capital Partners III, LP, which shares are controlled by Castle Creek Capital III LLC (“CCC III”) as its sole general partner, and which in turn is controlled by Ruh Capital LLC (“R-Cap”) as a controlling member, and of which Mr. Ruh is the controlling member and President. Mr. Ruh is the Executive Vice President of CCC III.  Power is shared with John M. Eggemeyer, III as President of CCC III and as controlling member and President of its other controlling member, Eggemeyer Capital LLC.

Mr. Ruh disclaims beneficial ownership of Common Stock beneficially owned by CCC III except to the extent of his interest in Ruh Capital and, in turn, its interest in CCC III.

(3)

An aggregate of 16,063,806 shares of Common Stock are subject to the Voting Agreement, of which 3,073,583 shares of Common Stock are Reporting Person Shares.  This Amendment shall not be construed as an admission by the Reporting Persons that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares.

Item 1.	Security and Issuer
This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D jointly filed by

(i) Castle Creek Capital Partners III, LP, a Delaware limited partnership (“Fund III”); (ii) Castle Creek Capital III LLC, a Delaware limited liability company and the sole general partner of Fund III (“CCC III”); (iii) Eggemeyer Capital LLC, a Delaware limited liability company and a controlling member of CCC III (“E-Cap”); (iv) John M. Eggemeyer III, a California resident and the controlling member of E-Cap (“Eggemeyer”); (v) Ruh Capital LLC, a Delaware limited liability company and a controlling member of CCC III (“R-Cap”); and (vi) William J. Ruh, a California resident and the controlling member of R-Cap (collectively, the “Reporting Persons”)

on December 17, 2007 (the “Schedule 13D”) with the Securities Exchange Commission (the “SEC”), and amended by Amendment No. 1 to the Schedule 13D filed with the SEC on February 13, 2008 and by Amendment No. 2 to the Schedule 13D filed with the SEC on December 15, 2008, relating to the common stock, $0.001 par value (the “Common Stock”) of Guaranty Bancorp (the “Issuer” or the “Company”).  The Issuer’s address is 1331 Seventeenth St., Suite 300, Denver, CO 80202.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

On May 6, 2009, the Company, Fund III, Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P. (together with Patriot Financial Partners, L.P., the “Patriot Funds”), Relational Investors Mid-Cap Fund I, L.P., and Relational Investors Mid-Cap Fund II, L.P. (together with Relational Investors Mid-Cap Fund I, L.P., the “Relational Funds”) (together with Fund III and the Patriot Funds, the “Investors”) entered into an Investment Agreement (the “Investment Agreement”) pursuant to which the Company agreed to issue 50,000 shares of a new series of the Company’s preferred stock, Series A Convertible Non-Cumulative Preferred Stock, $0.001 par value (the “Series A Preferred Stock”), with a stated value of $1,000 per share, for an aggregate purchase price of $50 million.  At the closing of the transaction, Fund III will purchase 10,000 shares of Series A Preferred Stock for total consideration of $10 million derived from the working capital of Fund III.

As an inducement to enter into the Investment Agreement, Fund III, Eggemeyer, Eggemeyer Family Trust and certain other stockholders of the Company listed on Exhibit A thereto entered into the Voting Agreement pursuant to which such stockholders granted a limited proxy to the Patriot Funds and the Relational Funds to vote such stockholders’ shares of Common Stock in favor of certain matters requiring stockholder approval as contemplated by the Investment Agreement.  Accordingly, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock other than the Reporting Person Shares for which a proxy has been granted to the Patriot Funds and the Relational Funds pursuant to the Voting Agreement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

On May 6, 2009, the Company entered into the Investment Agreement with Fund III, the Patriot Funds and the Relational Funds.  Pursuant to the Investment Agreement, at the closing of the transaction, Fund III will purchase 10,000 shares of Series A Preferred Stock for total consideration of $10 million.  The transaction is subject to customary closing conditions, including applicable regulatory approvals and approval by the Company’s stockholders, and is expected to close in the third quarter of 2009.

The Series A Preferred Stock will pay non-cumulative quarterly dividends at a rate of 9% per year.  From the date of issuance of the Series A Preferred Stock until the first dividend payment date following the second anniversary of the closing, the dividends are payable in cash or additional shares of Series A Preferred Stock, at the election of the Company.  Thereafter, dividends are payable solely in cash.

Each share of Series A Preferred Stock will automatically convert into shares of Common Stock on the fifth anniversary of the date the Series A Preferred Stock is issued, subject to certain limitations.  The Investors may elect to convert their shares of Series A Preferred Stock into shares of Common Stock prior to the mandatory conversion of the Series A Preferred Stock following the earlier of either the second anniversary of the date the Series A Preferred Stock is issued or the occurrence of certain events resulting in the conversion, exchange or reclassification of Common Stock.  Each share of Series A Preferred Stock will be convertible into shares of Common Stock at a conversion price of $1.80 per share, adjustable to $1.50 per share in the event of certain nonpayments of dividends (whether paid in cash or in kind) on the Series A Preferred Stock.  The conversion price of the Series A Preferred Stock is subject to customary anti-dilution adjustments.  The Investors’ ownership of Common Stock (giving effect to the conversion of the Series A Preferred Stock into shares of Common Stock) is limited to, with respect to the Relational Funds, 14.9% of the outstanding shares of Common Stock, and with respect to each of the Patriot Funds and Fund III, 19.9% of the outstanding shares of Common Stock.  The payment of dividends in additional shares of Series A Preferred Stock or conversions that would exceed these thresholds will result in the shares of Series A Preferred Stock in excess of such thresholds being convertible into shares of non-voting Common Stock, or, if non-voting Common Stock is not then authorized, a new class of preferred stock to have economic terms substantially consistent with the Common Stock but without voting rights.

The holders of the Series A Preferred Stock will vote together with the holders of Common Stock as a single class on all matters upon which the holders of Common Stock are entitled to vote.  Each share of Series A Preferred Stock will be entitled to such number of votes as the number of shares of Common Stock into which such share of Series A Preferred Stock is convertible, assuming for voting purposes only a conversion price of $2.00 per share.  The holders of the Series A Preferred Stock will have a separate class vote with respect to certain matters, including amendments to the Company’s certificate of incorporation that alter the voting powers, preferences and special rights of the Series A Preferred Stock or create senior convertible securities, or mergers or consolidations upon the consummation of which comparable preferential rights would not be available to holders of the Series A Preferred Stock.

The Company has agreed that, within six months after the closing date of the transaction, it will prepare and file a shelf registration statement with the SEC covering all shares of the Series A Preferred Stock and any securities issuable upon their conversion.  The Investors will also have customary demand and piggyback registration rights.  Each Investor will be generally prohibited from transferring its shares of Series A Preferred Stock and any securities issuable on their conversion for a period of 18 months following the closing date of the transaction.

Except as set forth in this Amendment and in connection with the Investment Agreement described above, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) (i)                  For each Reporting Person, the aggregate number of shares of Common Stock owned and corresponding percentage of the total outstanding Common Stock of the Issuer is, as of May 6, 2009, as follows:

John M. Eggemeyer, III

John M. Eggemeyer beneficially owns 3,273,583 shares of Common Stock which equals approximately 6.2% of the outstanding Common Stock (based on 52,464,335 shares of Common Stock outstanding). Mr. Eggemeyer’s sole beneficial ownership includes 76,120 shares of Common Stock owned directly and 352,500 shares of Common Stock for which he is sole trustee.  Mr. Eggemeyer’s shared beneficial ownership includes 2,644,963 shares of Common Stock beneficially owned E-Cap as a managing member of CCC III.  Mr. Eggemeyer disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of his interest in the assets of E-Cap and, in turn, its interest in CCC III.

Eggemeyer Capital LLC

E-Cap, as a controlling member of CCC III beneficially owns 2,644,963 shares of Common Stock, which represents approximately 5.0% of the outstanding Common Stock.

William J. Ruh

William J. Ruh beneficially owns 2,823,573 shares of Common Stock which equals approximately 5.4% of the outstanding Common Stock.  Mr. Ruh’s sole beneficial ownership includes 178,610 shares of Common Stock for which he is the sole trustee.  Mr. Ruh’s shared beneficial ownership includes 2,644,963 shares of Common Stock beneficially owned R-Cap as a managing member of CCC III.  Mr. Ruh disclaims beneficial ownership of the Common Stock benefically owned by CCC III except to the extent of his interest in the assets of R-Cap and, in turn, its interest in CCC III.

Ruh Capital LLC

R-Cap, as a controlling member of CCC III beneficially owns 2,644,963 shares of Common Stock, which represents approximately 5.0% of the outstanding Common Stock.

Castle Creek Capital III LLC

CCC III, as the sole general partner of Fund III, beneficially owns 2,644,963 shares of Common Stock, which represents 5.0% of the outstanding Common Stock.

Castle Creek Capital Partners III, LP

Fund III beneficially owns 2,644,963 shares of Common Stock, which represents 5.0% of the outstanding Common Stock.

(b)           For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

John M. Eggemeyer, III (1)(2)	628,620	2,644,963	428,620	2,644,963

Eggemeyer Capital LLC (2)	0	2,644,963	0	2,644,963

William J. Ruh (2)	178,610	2,644,963	178,610	2,644,963

Ruh Capital LLC (2)	0	2,644,963	0	2,644,963

Castle Creek Capital III LLC (2)	2,644,963	2,644,963	2,644,963	0

Castle Creek Capital Partners III, LP (2)	2,644,963	2,644,963	2,644,963	0

(1)	This table does not include 13,211 shares deemed to be owned by Mr. Eggemeyer through the Issuer’s deferred compensation plan, over which Mr. Eggemeyer does not have any voting or investment power.

(2)

An aggregate of 16,063,806 shares of Common Stock are subject to the Voting Agreement, of which 3,073,583 shares are Reporting Person Shares.  This Amendment shall not be construed as an admission by the Reporting Persons that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares, and the Reporting Persons disclaim beneficial ownership of any shares of Common Stock covered by the Voting Agreement other than the Reporting Person Shares.

	(c)	The following is a list of transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days:

None

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

The Investment Agreement, as described in Item 3, was entered into on May 6, 2009, whereby the Company agreed to issue 50,000 shares of the Series A Preferred Stock for an aggregate purchase price of $50 million.

The Voting Agreement, as described in Item 3, was entered into on May 6, 2009 whereby Fund III, Eggemeyer, Eggemeyer Family Trust and certain other stockholders of the Company listed on Exhibit A thereto granted a limited proxy to the Patriot Funds and the Relational Funds to vote such stockholders’ shares of Common Stock in favor of certain matters requiring stockholder approval as contemplated by the Investment Agreement.

The foregoing references to and the description of the Investment Agreement and Voting Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of such agreements, which are incorporated by reference to this Item 6.

Item 7.	Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION

Exhibit 10.1

Investment Agreement, dated as of May 6, 2009, by and among Guaranty Bancorp and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Exhibit 10.2

Voting Agreement, dated as of May 6, 2009, by and among the stockholders named therein and each of Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Relational Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 19, 2009

/s/ John M. Eggemeyer, III
John M. Eggemeyer, III

EGGEMEYER CAPITAL LLC

		By:	/s/ John M. Eggemeyer, III
John M. Eggemeyer, III
President

/s/ William J. Ruh
William J. Ruh

RUH CAPITAL LLC

		By:	/s/ William J. Ruh
William J. Ruh
President

CASTLE CREEK CAPITAL III LLC

		By:	/s/ John M. Eggemeyer, III
John M. Eggemeyer, III
President

CASTLE CREEK CAPITAL PARTNERS III, LP

		By:	/s/ John M. Eggemeyer, III
John M. Eggemeyer, III
President